UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                         RESORTQUEST INTERNATIONAL, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   761183 10 2
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                                 (CUSIP Number)

                               John K. Lines, Esq.
                         ResortQuest International, Inc.
                        1355-B Lynnfield Road, Suite 245
                            Memphis, Tennessee 38119
                                 (901) 818-5445
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 26, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 761183 10 2

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1    NAME OF  REPORTING  PERSONS,  S.S. OR I.R.S.  IDENTIFICATION  NOS. OF ABOVE
     PERSONS (ENTITIES ONLY)

     Andre S. Tatibouet
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]
                                                                         (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
     OR 2(E)
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                           7        SOLE VOTING POWER
NUMBER OF
SHARES                              1,708,333
BENEFICIALLY               -----------------------------------------------------
OWNED BY
EACH
REPORTING                  8        SHARED VOTING POWER
PERSON
WITH                                -0-
                           -----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                    1,708,333
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,708,333
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12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%
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14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
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



Item 1. SECURITY AND ISSUER

     The class of equity securities to which this statement relates consists of the common stock, par value $.01 per share (the "Common Stock"), of ResortQuest International, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 1355-B Lynnfield Road, Suite 245, Memphis, Tennessee 38119.

Item 2. IDENTITY AND BACKGROUND

     (a)  The  name  of  the  individual  filing  this  statement  is  Andre  S.
          Tatibouet.

     (b) Mr. Tatibouet's business address is 2155 Kalakaua Avenue, Honolulu, Hawaii 96815.

     (c) Mr. Tatibouet is the Chairman and Chief Executive Officer of Hotel Corporation of the Pacific, Inc., a Hawaiian corporation ("HCP"). HCP is a condominium resort management company and hotel provider.

     (d)  Mr. Tatibouet has not, during the last five years, been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          midemeanors).

     (e) Mr. Tatibouet has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Tatibouet received 1,708,333 shares of Common Stock of the Company pursuant to the Agreement and Plan of Organization dated March 11, 1998 by and among the Company, Hotel Acquisition Corp., HCP and Mr. Tatibouet (the "Agreement").

Item 4.  PURPOSE OF TRANSACTION

     Mr. Tatibouet received the Common Stock as an equity interest in the Company. As of the date hereof, Mr. Tatibouet is holding such Common Stock solely for investment and he has no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. Depending on market conditions and other factors, Mr. Tatibouet may continue purchases of Common Stock or may sell or otherwise dispose of all or portions of such Common Stock following the one year holding period required by the Agreement, if such sales and purchases would be desirable investments for the portfolios of his accounts.

Item 5. INTEREST IN SECURITES OF THE ISSUER

     (a) The number of shares of Common Stock beneficially owned by Mr. Tatibouet is 1,708,333, comprising 10.7% of the outstanding shares of Common Stock.

     (b) The number of shares of Common Stock as to which Mr. Tatibouet has sole voting and dispositive power is 1,708,333.

     (c) On May 26, 1998, Mr. Tatibouet was issued an aggregate of 1,708,333 shares of Common Stock from the Company as consideration pursuant to the Agreement. This is the only transaction in the Common Stock effected by Mr. Tatibouet within the past 60 days.

     (d) Mr. Tatibouet currently has sole voting power and the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, 1,708,333 shares of Common Stock.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the Agreement, Mr. Tatibouet may not dispose of his shares of Common Stock until May 26, 1999 and Mr. Tatibouet is entitled to certain registration rights. Also, under the terms of the Agreement, Mr. Tatibouet must pledge his shares of Common Stock to the Company as collateral for certain prior existing loans of Mr. Tatibouet that are being guaranteed by the Company.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

     Agreement and Plan of Organization dated March 11, 1998, by and among ResortQuest International, Inc. (formerly Vacation Properties, International, Inc.), HCP Acquisition Corp., and Hotel Corporation of the Pacific, Inc. and Andre S. Tatibouet(previously filed on March 12, 1998 as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-47867).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:    June 5, 1998

                                                          /S/ ANDRE S. TATIBOUET
                                                          ----------------------
                                                          ANDRE S. TATIBOUET